Filed by Boulder Total Return Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
Boulder Total Return Fund, Inc.
Investment Company Act File No. 811-07390
Boulder Growth & Income Fund, Inc.
Investment Company Act File No. 811-02328

Dear Stockholders:

The last several months have been extremely busy for us as we continually work to navigate an uncertain market environment, while also moving forward with the proposed reorganization of Boulder Total Return Fund, Inc. (the “Fund”), First Opportunity Fund, Inc., The Denali Fund Inc. and Boulder Growth & Income Fund, Inc. into a single surviving fund. I will speak more to the current market environment and provide commentary on the proposed reorganization later in this letter, but for now let us proceed with a review of the Fund’s performance.

For the six‐month period ending May 31, 2014, the Fund generated a strong absolute return of 7.8% on net assets. Due to the strong absolute performance over the period, the Fund was able to outpace the 7.6% return generated by the S&P 500 Index, the 5.2% return generated by the Dow Jones Industrial Average (DJIA) and the 5.2% return generated by the NASDAQ Composite. As you can see in the chart below, the Fund has materially outperformed its benchmarks since we became the investment advisers to the Fund in August of 1999.

	3 mos.	6 mos.	One Year	Three Years*	Five Years*	Ten Years*	Since August 1999**
Boulder Total Return Fund (NAV)	8.9%	7.8%	14.2%	16.2%	20.1%	7.7%	8.2%
Boulder Total Return Fund (Market)	8.8%	8.8%	14.3%	13.7%	21.1%	7.4%	7.7%
S&P 500 Index	4.0%	7.6%	20.4%	15.1%	18.4%	7.8%	4.5%
Dow Jones Industrial Average	3.0%	5.2%	13.3%	12.8%	17.5%	7.8%	5.4%
NASDAQ Composite	-1.2%	5.2%	24.5%	15.9%	20.5%	9.1%	3.9%
* Annualized.
** Annualized since August 1999, when the current advisers became investment advisers to the Fund.  Does not include the effect of dilution on non-participating stockholders from the July 2003 rights offering.

The performance data quoted represents past performance. Past performance is no guarantee of future results. Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a stockholder would pay on Fund distributions or the sale of Fund shares and do not reflect brokerage commissions, if any. Returns of the S&P 500 Index, the DJIA and the NASDAQ Composite include reinvested dividends and distributions, but do not reflect the effect of commissions, expenses or taxes, as applicable.  You cannot invest directly in any of these indices.  The investment return and the principal value of an investment will fluctuate and shares, if sold, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

The Fund’s combined position in the Class A and Class B shares of Berkshire Hathaway, Inc. (Berkshire Hathaway) was a key contributor to the Fund’s performance on an absolute and relative basis for the six‐month period. Berkshire Hathaway’s Class A and Class B shares generated strong total returns of 9.9% and 10.1% over the period, respectively, which outpaced the returns generated by the Fund’s benchmarks. As has been the case in prior periods, the large size of the aggregate Berkshire Hathaway position helped drive its overall contribution to the Fund’s performance as it accounted for roughly 42.1% of total assets at period end. As demonstrated by the large size of the combined position, we continue to believe Berkshire Hathaway will be a solid contributor to the Fund’s performance over the long run.

Additional key contributors to the Fund’s performance on an absolute and relative basis for the six‐month period were the Fund’s positions in Cohen & Steers Infrastructure Fund (Cohen & Steers) and Wells Fargo & Company (Wells Fargo). The contribution from the Cohen & Steers position was driven by the 21.9% return generated by the position during the period along with its larger position size as it accounted for roughly 3.8% of total assets at period end. The Wells Fargo position generated a 16.9% return for the period and accounted for roughly 4.6% of total assets at period end. Despite continued weakness in Wells Fargo’s mortgage banking business due to the market wide decline in refinancing originations, the company continues to perform well as it has benefitted from solid growth across its other core business segments, further improvements in credit quality and disciplined cost management. We believe Wells Fargo is positioned to perform well over the long run as we feel it is one of the best operators in the industry, is solidly capitalized and has the available capacity to drive solid loan growth.

Other key contributors to performance on an absolute as well as relative basis were the Fund’s positions in Cheung Kong Holdings Limited and Cisco Systems, Inc, which generated returns for the period of 21.0% and 17.7%, respectively. Despite the material appreciation of each of these positions during the period, we continue to view them favorably and believe they should continue to be solid contributors to the Fund’s performance over the long run.

On the other end of the spectrum, a key detractor to the Fund’s performance on an absolute and relative basis was its position in Wal‐Mart Stores, Inc. (Wal‐Mart) as it generated a negative 3.5% return for the period. The negative impact on the Fund’s performance was amplified by the larger weight of the position as it accounted for roughly 6.2% of total assets at period end. The poor performance of the position was driven by weaker underlying operating results for the company due to a shorter than normal holiday shopping season, the negative impact on store traffic from severe winter weather that affected large portions of the country earlier this year and the continued impact from benefit reductions for the Supplemental Nutrition Assistance Program that occurred last year. While Wal‐Mart continues to face a competitive market environment, we believe the company’s operating results should improve going forward as it moves past some of these recent headwinds. In the meantime, the company remains a global leader in retail, has a solid balance sheet and generates ample free cash flow, which is being used to fund a decent dividend and regular share buybacks. As a result, we believe the company’s stock should provide solid returns over the long run.

Additional key detractors to performance on an absolute and relative basis for the period were the Fund’s positions in JPMorgan Chase & Company (JPMorgan) and Kohl’s Corporation (Kohl’s). The position in JPMorgan generated a return of negative 1.6% for the period with the impact of this performance amplified by the large weight of the position as it accounted for roughly 4.4% of total assets at period end. JPMorgan continued to execute well operationally as it managed its expenses and resolved some of the outstanding issues related to its control, regulatory and litigation agendas, but results were negatively impacted by softer results for the company’s mortgage and capital markets‐related businesses due to weaker overall market fundamentals. Despite this, we believe JPMorgan should perform well over the long run as we feel it is one of the best operators in the industry, benefits from strong market positions and has a solid balance sheet able to support long term growth. The position in Kohl’s generated a negative 0.2% return for the period and accounted for approximately 1.9% of total assets at period end. Similar to Wal‐Mart, Kohl’s operating results were negatively impacted by the shorter than normal holiday shopping season and the severe winter weather experienced during the period for its key regions. Despite the recent operational performance, the company appears well‐positioned to deliver improving results through the rest of the year driven by multiple growth initiatives including the further roll‐out of its loyalty program and beauty department re‐models as well as an increased focus on national brands that should help increase customer traffic. In addition, the company has solid free cash flow generation, which is being used to fund an attractive dividend and regular share buybacks.

Additional detractors to performance for the period on an absolute and relative basis were the Fund’s positions in Linn Energy LLC (Linn) and Transocean Limited (Transocean), which generated returns for the period of a negative 3.1% and a negative 14.7%, respectively. As part of our continuous portfolio monitoring process, we re‐evaluated the investment thesis for each company and determined there were more attractive alternative investment opportunities available elsewhere. As a result, we sold out of each position during the period.

In total, the Fund performed ahead of the expectations we laid out in our last stockholder letter. As you will remember, it was our opinion that the market was fairly valued last fall and if there was further rapid market appreciation, the Fund would generate positive absolute returns, but would run the risk of underperforming on a relative basis. A rising tide will lift all boats, but we expected some boats would rise a little faster than others due to the nature of the tide’s rise. It was our belief that any further rapid appreciation in market values from that point would probably be driven by increasing optimism and risk‐taking by market participants that would push market valuations higher than justified by the actual operational performance of the businesses that comprise the market. During such a period, market valuations will tend to move to premium levels. In such a market, the increased risk‐taking will generally favor the stocks of more speculative companies over the stocks of the higher quality companies in which we invest.

This begs the question then: Why would we not reposition the Fund toward these more speculative stocks if we expected them to outperform? The answer is simple. An investment philosophy cannot be successful over the long run if you are unable to maintain your discipline to it regardless of the market environment. The cold hard fact of investing is that no single investment strategy will work in every short‐term market cycle and trying to shift one’s strategy to specific market conditions is an almost certain way to underperform the market. It is our belief that superior absolute returns can be delivered over the long‐run as long as you remain disciplined to a strong investment philosophy. As I have stated many times in these letters, our philosophy is to invest in good companies at attractive valuations for the long run and we firmly believe this philosophy has the capacity to outperform over the long run. As a stockholder in the Fund, you can rest assured that your investment will always be managed in adherence to this philosophy regardless of the prevailing market environment.

So where do we stand today? After continued market appreciation in excess of underlying business fundamentals, we believe the general market has begun to trade at premium valuations. While we do not believe the market has reached a level of excessive valuation premiums, it has made it increasingly difficult to identify attractive new investment opportunities. If the market appreciates and moves further into premium valuation territory, we would expect the Fund to generate positive absolute returns, but continue to run the risk of underperforming relative to the benchmarks. This will especially be the case if stock valuations begin to trade at unreasonable premiums to their underlying businesses, at which point the Fund may rotate further into cash assets and/or reduce the amount of leverage utilized by the Fund. Despite this possibility, we continue to believe the Fund’s portfolio is well positioned to deliver solid long‐term returns due to its attractively valued investments in what we regard as high‐quality, defensible businesses.

In the meantime, we will continue our efforts to address the Fund’s large share price discount. As you know, one of the actions currently being undertaken on this front is the proposed reorganization. As discussed in our last letter to stockholders, our press release of November 2013 and other filings with the SEC, the completion of the reorganization is subject to requisite stockholder approvals and all regulatory requirements and customary closing conditions being satisfied. As a number of steps remain before the reorganization can be completed, there is still much to be done and we will continue to work to move the proposed reorganization forward. We believe it represents an important step forward in our efforts to better serve the Fund’s stockholders and indirectly addresses the Fund’s share price discount. We hope you will view the reorganization as favorably as we do.

As always, I would like to wish you all a safe and happy summer and I look forward to writing you again soon.

Sincerely,

/s/ Brendon Fischer
Brendon Fischer, CFA

Portfolio Manager

July 1, 2014

The views and opinions in the preceding commentary are as of the date of this letter and are subject to change at any time. The author does not assume any obligation to update any facts, statements or opinions in this letter. This material represents an assessment of the market environment at a specific point in time, should not be relied upon as investment advice and is not intended to predict or depict performance of any investment.

Portfolio weightings and other figures in the foregoing commentary are provided as of period-end, unless otherwise stated.

This letter is not intended to, and does not, constitute an offer to sell, or solicitation of an offer to buy, shares of the Fund or its affiliated funds; nor is this letter intended to solicit a proxy from any stockholder of any of the aforementioned funds. Such solicitations will only be made by a final, effective registration statement, which includes a definitive Joint Proxy Statement/Prospectus (the “Registration Statement”), after the Registration Statement is declared effective by the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUND ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND OTHER PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE SURVIVING FUND CAREFULLY. THE REGISTRATION STATEMENT WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.

The Registration Statement will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Registration Statement and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Registration Statement and other documents filed with the SEC may also be obtained after effectiveness of the Registration Statement by calling (877) 561‐7914.

Note to Stockholders on the Fund’s Discount. As most stockholders are aware, the Fund’s shares presently trade at a significant discount to net asset value. The Fund’s board of directors is aware of this, monitors the discount and periodically reviews the limited options available to mitigate the discount. In addition, there are several factors affecting the Fund’s discount over which the board and management have little control. In the end, the market sets the Fund’s share price. For long‐term stockholders of a closed‐end fund, we believe the Fund’s discount should only be one of many factors taken into consideration at the time of your investment decision.

Note to Stockholders on Leverage. The Fund is currently leveraged through a credit facility. The Fund may utilize leverage to seek to enhance the returns for its stockholders over the long‐term; however, this objective may not be achieved in all interest rate environments. Leverage creates certain risks for stockholders, including the likelihood of greater volatility of the Fund’s NAV and market price. There are certain risks associated with borrowing through a line of credit, including, but not limited to risks associated with purchasing securities on margin. In addition, borrowing through a line of credit subjects the Fund to contractual restrictions on its operations and requires the Fund to maintain certain asset coverage ratios on its outstanding indebtedness.

Note to Stockholders on Concentration of Investments. The Fund's investment advisers feel it is important that stockholders be aware that the Fund is highly concentrated in a small number of positions. Concentrating investments in a fewer number of securities may involve a degree of risk that is greater than a fund which has less concentrated investments spread out over a greater number of securities.